Exhibit 99.2

Scorpio Tankers Inc. Announces Pricing of $50 Million Senior Unsecured Notes Due 2019
MONACO--(Marketwired – March 28, 2017) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has priced its $50 million public offering of senior unsecured notes due 2019 (the "Notes").  The Notes will mature on June 1, 2019.  The Notes will bear interest at a rate of 8.25% per year, payable in arrears on the 1st day of March, June, September and December of each year, commencing on June 1, 2017.  The Company may redeem the Notes, at its option, in whole or in part, at any time on or after December 1, 2018, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  The Company has granted the underwriters of the offering a 30-day option to purchase up to an additional $7.5 million of the Notes on the same terms and conditions.  The offering is expected to close on March 31, 2017.
The Company intends to use the net proceeds from the offering to fund the tender offer of the Company's existing 7.50% senior unsecured notes due in October 2017 (the "Existing Notes") that the Company has commenced concurrently with the launch of the Notes offering, and to repay any Existing Notes not repurchased in the tender offer.  Any remaining net proceeds will be used for general corporate purposes and working capital.
In connection with this offering, the Company has submitted an application to list the Notes on the New York Stock Exchange (the "NYSE") under the symbol "SBBC."  If approved for listing, trading on the NYSE is expected to commence within 30 days after the Notes are first issued.  The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.
Stifel and Janney Montgomery Scott will act as joint book-running managers for the offering.  Ladenburg Thalmann, Wunderlich and Drexel Hamilton will act as co-managers for the offering.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A registration statement relating to the Notes was filed with the U.S. Securities and Exchange Commission (the "SEC") and is effective.  The offering is being made only by means of a prospectus supplement and an accompanying base prospectus. A prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or at 1-855-300-7136 or syndprospectus@stifel.com.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 79 product tankers (23 LR2, 14 Handymax, and 42 MR tankers) with an average age of 2.3 years and time or bareboat charters-in 19 product tankers (one LR2, one LR1, eight MR and nine Handymax tankers). The Company also has contracted for eight newbuilding MR product tankers which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.